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SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 3 2006
WASH, D.C.
199

SECURIT[illegible] N

06007188

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 40088

A/3 4/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE HWY 24 PO BOX 220
(No. and Street)

BRANSON MO 65615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMARA L HASLAR Fin Op's 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVERS & COMPANY CPA'S JO L MOORE, CPA
(Name – *if individual, state last, first, middle name*)

520 DIX ROAD JEFFERSON CITY MO 65109
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, DONALD R PENROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENRODFINANCIAL SERVICES INC d/b/a/PENROD & COMPANY, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tamara L. Haslar
Notary Public - Notary Seal
State of Missouri
Christian County
Expires March 27, 2007

Signature

President, Donald R Penrod

Title

Notary Public

Tamara L. Haslar In Taney County for Christian County, Commision Expires 3/27/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

COMPUTATION OF NET CAPITAL
For theYear Ended December 31, 2005

Stockholder's Equity from Statement of Financial Condition		$ 16,904.51
Less Deductions for Non Allowable Assets:		
Prepaid Fidelity Bond	(470.84)	
Interest on Clearing Account	(33.20)	
Commissions Receivable - Other	-	
Total Deductions for Non Allowable Assets		(504.04)
Net Capital before Haircuts *		16,400.47
Less Haircut: Franklin Money Fund		(32.03)
Net Capital		$ 16,368.44

* Haircuts are deductions from the net capital of certain percentages of the market value of securities and commodity futtures contracts that are long and short in the capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between this Net Capital calculation compared to the broker-dealer's unaudited Part II.